Contact

www.linkedin.com/in/djmoore6552
(LinkedIn)

Top Skills

Sales Management
Marketing
Leadership

David J. Moore

Digital Ad Entrepreneur & Executive | Innovative Marketing Solutions
West Palm Beach, Florida, United States

Summary

For over 45 years, my career has centered on the intersection of media, technology, and advertising. I have held many roles, ranging from founding and leading digital ad industry startups to senior executive positions at WPP. The central theme of my work is finding new ways of making technologies work for marketers. My fascination with creating value for marketers through technology led me to pioneer innovation in early digital ad networks, the uses of search engine marketing, new methods of behavioral targeting, and big data.

At BIGtoken, we use consented survey data, derived from our consumer app, to drive superior results for digital advertisers, by targeting the right people with the right message. BIGtoken provides the solutions advertisers need in the emerging era of privacy.

Similarly, at BritePool, I worked to define how the digital advertising industry can create significantly more value for marketers, with new privacy-focused technologies, by developing the replacement for third-party cookies and mobile identifiers in the programmatic ecosystem. This reinvention also creates value for the other participants in the programmatic ad ecosystem, including web publishers, apps, DSPs, and SSPs.

Earlier in my career, I co-founded 24/7 Media (now Xaxis) and led the company from a startup to a digital marketing and ad technology leader. WPP ultimately purchased 24/7 Real Media for $649 million. With this purchase, I joined WPP, where I successfully led the transformation of Xaxis offerings as the digital industry ad industry evolve and served as the global president of WPP Digital.

My career has also encompassed a meaningful role in the ad industry's evolution, which is important to me. I helped to steer the digital ad industry's development as a Board member of the Interactive Advertising Bureau (IAB) for almost 20 years, as

Chairman from 2009 to 2011, and as the first Chairman of the IAB Tech Lab. As a Board member and Chairman of the Finance Committee of the Advertising Education Foundation (AEF), I help ensure the development of the next generation of advertising talent.

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Experience

4screen
Chairman of the Advisory Board
October 2023 - Present (6 months)
Munich, Bavaria, Germany

With 4screen, the car becomes the meeting point between the driver and the mobility ecosystem.

SportsBiz Group Inc.
Chairman of the Board
March 2023 - Present (1 year 1 month)
New York and Florida

SportsBiz develops a blend of dynamic AI-enabled and human-fusion software solutions that serve sponsors of professional sports, collegiate sports, and eSports. Its first go-to-market offer in Q4 2022 is a TV, Web and Social Media Value Analysis & Recommendation Engine to objectively measure and optimize brand exposure. Soon-to-be-released solutions include Social Impact, Organic Event Creation, Metaverse, BrandMatch, NIL and Campaign Recommendation Engine. Learn more at SportsBiz.com

Self-employed
Entrepreneur, Mentor and Coach
June 2022 - Present (1 year 10 months)
Florida and New York

IAB
Chairman of the Board; Chairman IAB Tech Lab; Member & Ex Officio Board Member
April 2001 - Present (23 years)
New York City Metropolitan Area

I helped to ensure the IAB's activities evolved with the digital advertising industry in various senior roles. In particular, as new forms of digital advertising emerged, I focused on the IAB's need to set industry standards that provided for scalable growth and accountable value for marketers.

BIGtoken®
Chief Executive Officer
December 2021 - June 2022 (7 months)

Appointed CEO of BIGtoken, a publicly held company, after the merger of BritePool and BIGtoken. Our combined company is poised for accelerated growth as a leader to deliver superior targeted marketing results for advertisers today and in the emerging era of privacy-oriented digital advertising.

BritePool
Chief Executive Officer and Co-Founder
May 2019 - December 2021 (2 years 8 months)
New York City Metropolitan Area

We created BritePool a year before Google announced it would sunset third-party cookies. In early 2019, we concluded that the inaccuracies and privacy issues associated with third-party cookies could be replaced by a superior technology, which would create an enhanced programmatic ad system offering better results for marketers, web publishers, DSPs, and SSPs.

Now, the industry has followed our thinking, with the phase-out of third-party cookies and other identifiers. In the meantime, we have successfully proven our technology's efficacy as a replacement for third-party cookies.

It's gratifying to see BritePool emerge as a leader in developing the new technologies that will create a higher value programmatic ecosystem for advertisers and marketers.

As CEO, I lead all aspects of the firm, including allocating resources, the timetable for development, sales, web publisher recruitment, and fundraising. With my background in selling ad technology services, I am particularly active in working with our Chief Revenue Officer to build advertiser sales and partnerships with web publishers.

WPP
Senior Advisor
January 2019 - May 2019 (5 months)
Greater New York City Area

Xaxis
Chairman Xaxis, President WPP Digital
May 2007 - January 2019 (11 years 9 months)
New York, NY

During this hyper-growth period for digital advertising, I helped guide Xaxis and WPP Digital in the ongoing transformation to serve clients by employing a growing range of capabilities, from the early use of programmatic advertising to employing big data to the use of artificial intelligence.

24/7 Real Media
Chairman & CEO
October 1997 - May 2007 (9 years 8 months)

As Co-Founder and CEO, I led the company from a fledgling startup to a high growth, publicly held entity through its acquisition by WPP for $649 million. In these early days of digital ad networks, I honed the entrepreneurial skills that I have used throughout my subsequent career.

Lifetime Medical Television
President
January 1987 - December 1993 (7 years)

Education

Northern Illinois University
Bachelor of Arts (B.A.), Radio, Television and Film · (1970 - 1974)

Proviso East
 · (1966 - 1970)